Morgan Stanley Dean Witter Spectrum Series
Monthly Report
May 1999

Dear Limited Partner:

The Net Asset Value per Unit for each of the four Morgan Stanley Dean Witter Spectrum Funds as of May 31, 1999 was as follows:

Funds                    N.A.V.                   % change for month
Spectrum Global Balanced $15.81                              -4.98%
Spectrum Select          $23.56                              -4.35%
Spectrum Strategic       $10.62                           -13.34%
Spectrum Technical       $15.59                             -5.02%

In Spectrum Global Balanced, a balanced portfolio of stocks, bonds and managed futures, losses were recorded during May primarily in the global stock index futures component of the balanced portfolio from long positions in DAX, FTSE 100 and S&P 500 Index futures as most global equity prices moved lower in response to the drop in U.S. bond prices during the month on fears of higher interest rates in the U.S. In the currency markets, losses were experienced from short positions in the European common currency, the euro, and the Swiss franc versus the Japanese yen as the value of the yen weakened on widening interest rate differentials between Japan and the United States. Additional losses were recorded in the metals markets from long positions in nickel and copper futures as base metal prices fell amid a technical sell-off and as market participants ran out of patience waiting for widely expected production cuts. In the energy markets, losses were experienced from long positions in crude and gas oil futures as prices decreased amid renewed concerns that refinery profit margins were not high enough to sustain international crude prices. In the soft commodities markets, losses were recorded from short sugar futures positions as prices in this market moved higher during the month on technically-driven buying. In the global interest rate futures component, losses were experienced from long positions in U.S. interest rate futures as domestic bond prices dropped sharply in reaction to a higher-than-expected rise in the Consumer Price Index and comments by Federal Reserve Chairman Alan Greenspan that continued economic expansion in the U.S. without significant signs of inflation is unlikely. These losses were mitigated by gains from short positions in Australian interest rate futures as prices in this market fell due to the growing inflationary concerns in the U.S.

In Spectrum Select, a Fund managed by multiple trading advisors who employ long-term technical trend-following trading strategies, losses were recorded during May primarily in the currency markets from long positions in the New Zealand dollar as its value moved lower versus the U.S. dollar amid declining commodity prices and on news of the Federal Open Market Committee's decision to tighten the Fed's monetary bias. In the metals markets, losses were experienced from long positions in most base metal futures as copper, nickel, zinc and aluminum prices moved significantly lower during the last week of the month. The sharp decline in base metals prices was largely attributed to a technical sell-off and as market participants ran out of patience waiting for widely expected production cuts. In the energy markets, losses were recorded from long futures positions in crude oil and its refined products, unleaded gasoline and heating oil, as oil prices decreased amid renewed concerns that refinery profit margins were not high enough to sustain international crude prices and on reports of a larger-than-expected rise in stockpiles. A portion of the Fund's overall losses was offset by gains recorded in the global interest rate futures markets from short positions in U.S. bond futures. Domestic interest rate futures prices dropped sharply in reaction to a higher-than-expected rise in the Consumer Price Index and comments by Federal Reserve Chairman Alan Greenspan that continued economic expansion in the U.S. without significant signs of inflation is unlikely. Smaller gains were recorded in the soft commodities markets from long positions in coffee futures as prices in this market increased on fears of cold weather in Brazil, the world's largest coffee grower.

In Spectrum Strategic, a Fund managed by multiple trading advisors who employ fundamental trading methodologies, losses were recorded during May due primarily to losses recorded in the energy markets from long positions in crude oil and unleaded gas futures as oil prices decreased amid renewed concerns that refinery profit margins were not high enough to sustain international crude prices. In the metals markets, losses were experienced from long copper and aluminum futures positions as base metals prices fell amid a technical sell-off and as market participants ran out of patience waiting for widely expected production cuts. Additional losses were experienced in the global stock index futures markets from long positions in Nikkei Index futures as Japanese equity prices declined due to the prospects of an interest rate hike in the U.S. and the dampening effect it would have on export dependent Japanese companies. Smaller losses were experienced in the currency markets from long positions in the euro relative to the U.S. dollar as the value of the European common currency slid lower due to concerns regarding European economic growth, on speculation that the European Central Bank could lower interest rates and on news that the U.S. Federal Reserve is adopting a tightening bias. A portion of the Fund's overall losses was offset by gains in the global interest rate futures markets from short positions in U.S. bond futures. Domestic interest rate futures prices dropped sharply in reaction to a higher-than-expected rise in the Consumer Price Index and comments by Federal Reserve Chairman Alan Greenspan that continued economic expansion in the U.S. without significant signs of inflation is unlikely. Smaller gains were recorded from long positions in coffee futures as prices in this market increased on fears of cold weather in Brazil, the world's largest grower.

In Spectrum Technical, a Fund managed by multiple trading advisors who employ long-term technical trend-following trading systems, losses were recorded during May primarily in the global stock index futures markets from long positions in Nikkei Index futures as Japanese equity prices declined due to the prospects of an interest rate hike in the U.S. and the dampening effect it would have on export dependent Japanese companies. Additional losses were experienced from long positions in Australian, British and German stock index futures as most global equity prices moved lower in response to fears of higher interest rates in the U.S. In the energy markets, losses were recorded from long futures positions in crude oil and its refined products, unleaded gasoline and heating oil, as oil prices decreased amid renewed concerns that refinery profit margins were not high enough to sustain international crude prices. In the metals markets, losses were experienced from long copper and aluminum futures positions as base metal prices fell amid a technical sell-off and as market participants ran out of patience waiting for widely expected production cuts. Smaller losses were experienced in the currency markets from short British pound positions as the pound received a boost early in the month versus the U.S. dollar amid a rise in the April Purchasing Managers' Index
(PMI) supporting recovery hopes in the UK and dampening expectations of an interest rate cut by the Bank of England. A portion of the Fund's overall losses was offset by gains recorded in the global interest rate futures markets from short positions in U.S. bond futures. Domestic interest rate futures prices dropped sharply in reaction to a higher-than-expected rise in the Consumer Price Index and comments by Federal Reserve Chairman Alan Greenspan that continued economic expansion in the U.S. without significant signs of inflation is unlikely. Gains were also recorded in the agricultural markets from short positions in soybean futures as prices declined throughout the month due to favorable planting forecasts and a bearish USDA supply-demand report.

Should you have any questions concerning this report, please feel free to contact Demeter Management Corporation at Two World Trade Center, 62nd Floor New York , NY 10048, or your Morgan Stanley Dean Witter Financial Advisor.

I hereby affirm, that to the best of my knowledge and belief, the information contained in this report is accurate and complete. Past performance is not a guarantee of future results.

Sincerely,


Robert E. Murray
President
Demeter Management Corporation
General Partner

Historical Fund Performance
Presented below is the percentage change in Net Asset Value per Unit from the start of each calendar year the Fund has traded.  Also provided is the inception-to-date return and the annualized return since inception for the
Fund.  PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.
Funds                         Year                Return
Spectrum Global Balanced
                         1994 (2 months)                -1.7%
                         1995                22.8%
                         1996                 -3.6%
                         1997                18.2%
                         1998 16.4%
                         1999 (5 months)                -1.2%

                    Inception-to-Date Return:          58.1%
                    Annualized Return:                           10.5%

___________________________________________________________________________
__________
Spectrum Select

                         1991 (5 months)                31.2%
                         1992 -14.4%
                         1993  41.6%
                         1994   -5.1%
                         1995  23.6%
                         1996    5.3%
                         1997    6.2%
                         1998                       14.2%
                         1999 (5 months)                                 -
1.0%

                    Inception-to-Date Return:               135.6%
                    Annualized Return               11.6%
___________________________________________________________________________
__________
Spectrum Strategic

                         1994 (2 months)                 0.1%
                         1995                10.5%
                         1996                 -3.5%
                         1997                  0.4%
                         1998                       7.8%
                         1999 (5 months)                -8.1%

                    Inception-to-Date Return:                  6.2%
                    Annualized Return:               1.3%
___________________________________________________________________________
__________
Spectrum Technical
                         1994 (2 months)                -2.2%
                         1995                17.6%
                         1996                18.3%
                         1997                  7.5%
                         1998                      10.2%
                         1999 (5 months)                                -
3.3%

                    Inception-to-Date Return:                55.9%
                    Annualized Return:             10.2%

Morgan Stanley Dean Witter Spectrum Series
Statements of Operations
For the Month Ended May 31, 1999
(Unaudited)
                                   Morgan Stanley Dean Witter
Morgan Stanley Dean Witter
                                                            Spectrum Global
Balanced                   Spectrum Select
                                        Percent of
Percent of
                                        May 1, 1999
May 1, 1999
                                        Beginning                     Beginning
                                 Amount Net Asset Value          Amount
Net Asset Value
                                     $        %                $            %
REVENUES
Trading Profit (Loss):
  Realized                        594,458             1.14           1,571,896
0.72
  Net change in unrealized     (3,120,782)           (5.98)         (9,788,547)
(4.51)

  Total Trading Results        (2,526,324)           (4.84)         (8,216,651)
(3.79)
Interest Income (DWR)             183,665             0.35             629,585
0.29
  Total Revenues               (2,342,659)           (4.49)         (7,587,066)
(3.50)

EXPENSES
Brokerage fees (DWR)              200,006             0.39           1,311,273
0.60
Management fees                    54,349             0.10             542,595
0.25
Incentive fees                                    -           -
-         -
  Total Expenses                  254,355             0.49           1,853,868
0.85
NET LOSS                       (2,597,014)           (4.98)         (9,440,934)
(4.35)

Morgan Stanley Dean Witter Spectrum Series
Statements of Changes in Net Asset Value
For the Month Ended May 31, 1999
(Unaudited)
                           Morgan Stanley Dean Witter                   Morgan
Stanley Dean Witter
                           Spectrum Global Balanced                  Spectrum
Select              .
                       Units          Amount    Per Unit         Units
Amount      Per Unit
                                         $          $                     $
$
Net Asset Value,
 May 1, 1999           3,136,321.243  52,176,061    16.64     8,809,894.846
217,038,130   24.64
Net Loss                      -       (2,597,014)   (0.83)           -
(9,440,934)  (1.08)
Redemptions              (16,415.485)   (259,529)   15.81       (75,410.398)
(1,776,669)  23.56
Subscriptions            138,527.778   2,190,124    15.81       211,196.533
4,975,791   23.56
Net Asset Value,
  May 31, 1999         3,258,433.536  51,509,642   15.81      8,945,680.981
210,796,318  23.56

The accompanying notes are an integral part of these financial statements.

Morgan Stanley Dean Witter Spectrum Series
Statements of Operations
For the Month Ended May 31, 1999
(Unaudited)
                                    Morgan Stanley Dean Witter      Morgan
Stanley Dean Witter
                                                             Spectrum Strategic
Spectrum Technical              .
                                        Percent of
Percent of
                                        May 1, 1999
May 1, 1999
                                 Amount Net Asset Value          Amount
Net Asset Value
                                   $          %                $            %
REVENUES
Trading Profit (Loss):
  Realized                      4,117,158              5.39          3,571,327
1.31
  Net change in unrealized    (13,801,439)           (18.06)
(15,499,467)                     (5.67)
  Total Trading Results        (9,684,281)           (12.67)
(11,928,140)                     (4.36)
Interest Income (DWR)             210,859              0.27
770,907                           0.28
  Total Revenues               (9,473,422)           (12.40)
(11,157,233)                     (4.08)
EXPENSES
Brokerage fees (DWR)              461,678              0.60          1,651,212
0.61
Management fees                   248,471              0.33            911,014
0.33
Incentive fees                      7,591              0.01                  -
-
  Total Expenses                  717,740              0.94          2,562,226
0.94

NET LOSS                      (10,191,162)           (13.34)
(13,719,459)                     (5.02)
Morgan Stanley Dean Witter Spectrum Series
Statements of Changes in Net Asset Value
For the Month Ended May 31, 1999
(Unaudited)
                           Morgan Stanley Dean Witter                  Morgan
Stanley Dean Witter
                           Spectrum Strategic                        Spectrum
Technical          .
                          Units        Amount    Per Unit        Units
Amount   Per Unit
                                         $          $                       $
$
Net Asset Value,
 May 1, 1999           6,234,893.546  76,415,634    12.26    16,654,014.671
273,304,061                    16.41
Net Loss                      -      (10,191,162)   (1.64)              -
(13,719,459)                   (0.82)
Redemptions              (54,512.977)   (578,928)   10.62      (115,170.375)
(1,795,506)                    15.59
Subscriptions            132,618.130   1,408,404    10.62       323,440.584
5,042,439                      15.59
Net Asset Value,
  May 31, 1999         6,312,998.699  67,053,948   10.62     16,862,284.880
262,831,535                    15.59

The accompanying notes are an integral part of these financial statements.

Morgan Stanley Dean Witter Spectrum Series
Notes to Financial Statements
(Unaudited)

1.  Summary of Significant Accounting Policies

Organization - Morgan Stanley Dean Witter Spectrum Global Balanced L.P. (formerly Dean Witter Spectrum Global Balanced L.P.) ("Spectrum Global Balanced"), Morgan Stanley Dean Witter Spectrum Select L.P. (formerly Dean Witter Spectrum Select L.P.) ("Spectrum Select"), Morgan Stanley Dean Witter Spectrum Strategic L.P. (formerly Dean Witter Spectrum Stratgegic L.P.) ("Spectrum Strategic") and Morgan Stanley Dean Witter Spectrum Technical L.P. (formerly Dean Witter Spectrum Technical L.P.) ("Spectrum Technical") (individually, a "Partnership", or collectively, the "Partnerships") are limited partnerships organized to engage primarily in the speculative trading of futures and forward contracts, options on futures contracts and on physical commodities, and other commodities interests, including foreign currencies, financial instruments, precious and industrial metals, energy products, and agriculturals (collectively, "futures interests"). The general partner for each Partnership is Demeter Management Corporation ("Demeter"). The non-clearing commodity broker is Dean Witter Reynolds, Inc. ("DWR") and an unaffiliated clearing commodity broker, Carr Futures Inc. ("Carr"), provides clearing and execution services. Both Demeter and DWR are wholly-owned subsidiaries of Morgan Stanley Dean Witter & Co. ("MSDW").

Demeter is required to maintain a 1% minimum interest in the equity of each Partnership and income (losses) are shared by the General and Limited Partners based upon their proportional ownership interests.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition - Futures interests are open commitments until settlement date. They are valued at market and the resulting unrealized gains and losses are reflected in income. Monthly, DWR pays each Partnership interest income based upon 80% of its average daily "Net Assets" (as defined in the limited partnership agreements), for the month in the case of Spectrum Select, Spectrum Strategic and Spectrum Technical and 100% in the case of Spectrum Global Balanced. The interest rate is equal to a prevailing rate on U.S. Treasury bills. For purposes of such interest payments, Net Assets do not include monies due to the Partnership on futures interests, but not actually received.

Net Income (Loss) per Unit - Net income (loss) per Unit is computed using the weighted average number of units outstanding during the period.

Brokerage and Related Transaction Fees and Costs - Brokerage fees for Spectrum Global Balanced are accrued at a flat monthly rate of 1/12 of 4.60% (a 4.60% annual rate) of the Net Assets as of the first day of each month.

Morgan Stanley Dean Witter Spectrum Series
Notes to Financial Statements
(Continued)



Brokerage fees for Spectrum Select, Spectrum Strategic and
Spectrum Technical are accrued at a flat monthly rate of 1/12 of 7.25% (a 7.25% annual rate) of the Net Assets as of the first day of each month.

Such fee covers all brokerage fees, transaction fees and costs and ordinary administrative and continuing offering expenses.

Operating Expenses - The Partnerships incur monthly management fees and may incur incentive fees. All common administrative and continuing offering expenses including legal, auditing, accounting, filing fees and other related expenses are borne by DWR through the brokerage fees paid by each Partnership.

Income Taxes - No provision for income taxes has been made in the accompanying financial statements, as partners are individually responsible for reporting income or loss based upon their respective share of each Partnership's revenues and expenses for income tax purposes.

Distributions - Distributions, other than on redemptions of Units, are made on a pro-rata basis at the sole discretion of Demeter. No distributions have been made to date.

Continuing Offering - Units of each Partnership are offered at a price equal to 100% of the Net Asset Value per Unit as of the close of business on the last day of the month. No selling commissions or charges related to the continuing offering of Units are borne by the Limited Partners or the Partnership.
DWR will pays all such costs.

Redemptions - Limited Partners may redeem some or all of their Units at 100% of the Net Asset Value Per Unit as of the end of the last day that is six months after the closing at which a person becomes a Limited Partner, upon five business days advance notice by redemption form to Demeter. Thereafter, Units redeemed on or prior to the last day of the twelfth month after such Units were purchased will be subject to a redemption charge equal to 2% of the Net Asset Value of a Unit on the date of such redemption. Units redeemed after the last day of the twelfth month and on or prior to the last day of the twenty-fourth month after which such Units were purchased will be subject to a redemption charge equal to 1% of the Net Asset Value of a Unit on the date of such redemption. Units redeemed after the last day of the twenty-fourth month after which such Units were purchased will not be subject to a redemption charge. The foregoing redemptions charges will be paid to DWR. Redemptions must be made in whole Units, in a minimum amount of 50 Units, unless a Limited Partner is redeeming his entire interest in a Partnership.

Morgan Stanley Dean Witter Spectrum Series
Notes to Financial Statements
(Continued)





Exchanges - On the last day of the first month which occurs more than six months after a person first becomes a Limited Partner in any of the Partnerships and at the end of each month thereafter, Limited Partners may exchange their investment among the Partnerships (subject to certain restrictions outlined in the Limited Partnership Agreements) without paying additional charges.

Dissolution of the Partnership - Spectrum Global Balanced, Spectrum Strategic and Spectrum Technical will terminate on December 31, 2035 and Spectrum Select will terminate on December 31, 2025 regardless of financial condition at such time, or at an earlier date if certain conditions occur as defined in each Partnership's Limited Partnership Agreement.

2.  Related Party Transactions

Each Partnership pays brokerage fees to DWR as described in
Note 1. Each Partnership's cash is on deposit with DWR and Carr in futures interests trading accounts to meet margin requirements as needed. DWR pays interest on these funds as described in Note 1.

3.  Trading Advisors

Demeter, on behalf of each Partnership, retains certain commodity trading advisors to make all trading decisions for the Partnerships. The trading advisors for each Partnership are as follows:

Morgan Stanley Dean Witter Spectrum Global Balanced L.P.
  RXR, Inc.

Morgan Stanley Dean Witter Spectrum Select L.P.
  EMC Capital Management, Inc.
  Rabar Market Research, Inc.
  Sunrise Capital Management, Inc.

Morgan Stanley Dean Witter Spectrum Strategic L.P.
  Allied Irish Capital Management, Ltd. ("AICM")
  Blenheim Investments, Inc. ("Blenheim")
  Willowbridge Associates Inc. ("Willowbridge")

Morgan Stanley Dean Witter Spectrum Technical L.P.
  Campbell & Company, Inc.) ("Campbell")
  Chesapeake Capital Corporation ("Chesapeake")
  John W. Henry & Company, Inc. ("JWH")

Morgan Stanley Dean Witter Spectrum Series
Notes to Financial Statements
(Continued)




Compensation to the trading advisors by the Partnerships consists of manage-ment fees and incentive fees as follows:

Management Fee - The management fee for Spectrum Global
Balanced is accrued at a rate of 5/48 of 1% of the Net Assets on the first day of each month (a 1.25% annual rate).

The management fee for Spectrum Select is accrued at a rate of 1/4 of 1% per month of the Net Assets allocated to each trading advisor on the first day of each month (a 3% annual rate).

The management fee for Spectrum Strategic is accrued at a rate of 1/12 of 4% of the Net Assets allocated to each of Blenheim and Willowbridge on the first day of each month, and 1/12 of 3% of the Net Assets allocated to AICM on the first day of each month (annual rates of 4% and 3%, respectively).

The management fee for Spectrum Technical is accrued at a rate of 1/3 of 1% per month of the Net Assets allocated to each trading advisor on the first day of each month (a 4% annual rate).

Incentive Fee - Spectrum Global Balanced, Spectrum Select and Spectrum Strategic pay a monthly incentive fee equal to 15% of the "Trading Profits" as defined in their Limited Partnership Agreements, experienced with respect to each trading advisor's allocated Net Assets as of the end of each calendar month.

Spectrum Technical pays a monthly incentive fee equal to 15% of the Trading Profits experienced with respect to the Net Assets allocated to Campbell and JWH and 19% of the Trading Profits experienced with respect to the Net Assets allocated to Chesapeake as of the end of each calendar month.

For all Partnerships when Trading Losses are incurred, no incentive fee will be paid in subsequent months until the individual trading advisor recover their losses. Cumulative trading losses are adjusted on a pro-rata basis for the net amount of each months subscriptions and redemptions.